FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

1 May 2012

SALE OF CARD AND RETAIL SERVICES BUSINESS TO
CAPITAL ONE

On 10 August 2011 HSBC Holdings plc ('HSBC') announced that, through its wholly owned subsidiaries, HSBC Finance Corporation, HSBC USA Inc., HSBC Technology and Services (USA) Inc. ('HTSU') and other wholly owned subsidiaries, it had agreed to sell and transfer certain of the assets and liabilities of its card and retail services business in the United States (the 'Business') to Capital One Financial Corporation.

The transaction, which was subject to various conditions including, among others, the receipt of applicable governmental and regulatory approvals, closed on 1 May 2012.

Under the terms of the transaction, HSBC received a cash consideration of US$31.3bn, including US$2.5bn based on a premium of 8.75% over the gross customer loan balances at 31 March 2012. The consideration and premium are subject to an adjustment based on final closing balances.

In connection with the transaction, HTSU entered into a Purchaser Transition Services Agreement with Capital One Services, LLC ("Capital One Services"), a wholly owned indirect subsidiary of Capital One Financial Corporation, pursuant to which HTSU and its subsidiaries will provide certain services to Capital One Services and its subsidiaries related to the operation of the Business for a period of up to two years. Capital One Services may extend these services for an additional year in certain circumstances.

HSBC Bank USA continues to offer credit cards to its customers. The Business sold excludes HSBC Bank USA's credit card programme of US$1.2bn at 31 March 2012, of which US$0.4 billion is scheduled to be sold to First Niagara Bank, N.A. in the second quarter of 2012.

Media enquiries to:

New York
Neal McGarity	+1 212 525 3422	neal.e.mcgarity@us.hsbc.com

Investor Relations enquiries to:

London
Guy Lewis	+44 (0)20 7992 1938	guylewis@hsbc.com
Robert Quinlan	+44 (0)20 7991 3643	robert.quinlan@hsbc.com
Hong Kong
Hugh Pye	+852 2822 4398	hugh.pye@hsbc.com

Notes to editors:

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa. With assets of US$2,556bn at 31 December 2011, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 01 May, 2012